
10031158

SECU... ION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2010
WASH, D.C.
193
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rampart Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Place
(No. and Street)

Boston, MA 02110-2634
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Fraley (617) 342-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, P.C.
(Name – *if individual, state last, first, middle name*)

350 Massachusetts Avenue Cambridge MA 02139
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Fraley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rampart Securities, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Rampart Securities, Inc. (A Wholly-Owned Subsidiary of Rampart Investment Management Company, Inc.)

June 30, 2010 and 2009

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Financial Statements and Supplementary Information

Table of Contents


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Independent Auditors' Report

To the Board of Directors and Shareholder
of Rampart Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Rampart Securities, Inc. (the "Company") as of June 30, 2010 and 2009, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Rampart Securities, Inc. as of June 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

August 23, 2010
Cambridge, Massachusetts

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Financial Condition

	June 30, 2010	June 30, 2009
Assets		
Current assets:		
Cash	$ 141,002	$ 68,851
Fees receivable	33,259	44,833
Total current assets	**$ 174,261**	**$ 113,684**
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 10,000	$ 8,000
Due to related party	41,802	11,573
Accrued income taxes	6,800	5,350
Total current liabilities	**58,602**	**24,923**
Stockholder's equity:		
Common stock, par value $.01 per share; authorized 200,000 shares; issued and outstanding 200 shares	2	2
Additional paid-in capital	234,792	229,442
Retained earnings (deficit)	(119,135)	(140,683)
Total stockholder's equity	**115,659**	**88,761**
Total liabilities and stockholder's equity	**$ 174,261**	**$ 113,684**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Income

	June 30, 2010	June 30, 2009
Fee income	**$ 156,950**	**$ 141,063**
General and administrative expenses:		
Bank service charges	-	33
Insurance	4,373	5,185
Licenses and filing fees	2,275	1,437
Office expense	4,569	8,335
Professional fees	17,620	10,823
Rent expense	36,774	27,428
Salary expense	54,158	59,399
Telephone expense	8,759	6,488
	128,528	**119,128**
Income from operations	**28,422**	**21,935**
Miscellaneous income	-	28
Income before provision for income taxes	28,422	21,963
Income tax expense	6,874	5,350
Net income	**$ 21,548**	**$ 16,613**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Stockholder's equity at June 30, 2008	**$ 2**	**$ 166,943**	**$ 42,704**	**$ 209,649**
Tax benefit of consolidated income	-	62,499	-	62,499
Dividends paid	-	-	(200,000)	(200,000)
Net income	-	-	16,613	16,613
Stockholder's equity at June 30, 2009	**2**	**229,442**	**(140,683)**	**88,761**
Tax benefit of consolidated income	-	5,350	-	5,350
Net income	-	-	21,548	21,548
Stockholder's equity at June 30, 2010	**$ 2**	**$ 234,792**	**$ (119,135)**	**$ 115,659**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Statements of Cash Flows

	June 30,	
	2010	*2009*
Cash flows from operating activities:		
Net income	$ 21,548	$ 16,613
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred income taxes	-	(5,500)
Tax benefit of parent company's loss	5,350	62,499
Fees receivable	11,574	(538)
Accounts payable and accrued expenses	2,000	(14,522)
Due to related party	30,229	(18,461)
Accrued income taxes	1,450	(51,650)
Net cash provided by (used in) operating activities	**72,151**	**(11,559)**
Cash flows from financing activities:		
Dividend payments	-	(200,000)
Net cash used in financing activities	**-**	**(200,000)**
Net increase (decrease) in cash for the year	**72,151**	**(211,559)**
Cash, beginning of year	68,851	280,410
Cash, end of year	**$ 141,002**	**$ 68,851**
Supplemental disclosures of cash flow information:		
Cash paid during the year:		
Income taxes	**$ 74**	**$ 800**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Description of Business

Rampart Securities, Inc. was formed in Massachusetts on August 5, 1999 for the purpose of operating as a registered securities broker-dealer to provide brokerage and placement agent services and other services in connection with the financial markets. Fees are earned for marketing services provided as an intermediary referring investors to investment advisors. Compensation arrangements vary and are based on a percentage of the value of the invested portfolio.

Unconsolidated Subsidiary

Rampart Securities, Inc. (the "Company") is a wholly-owned subsidiary of Rampart Investment Management Company, Inc. (the "Parent"). Both companies have a June 30 year end.

Rampart Investment Management Company, Inc. operates for the purpose of rendering investment advice and managing the investments of others.

Rampart Securities, Inc. is required to prepare audited financial statements per the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers, Inc. (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Rampart Securities, Inc. is being presented on a stand-alone basis. The parent company, Rampart Investment Management Company, Inc., is not required to prepare audited financial statements for FINRA.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Rampart Securities, Inc. considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fees Receivable

Management believes that fees receivable are fully collectible and that no allowance for uncollectible accounts is needed.

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Fee income is calculated and recorded based upon current and historical portfolio values that are available when the income is earned. Any differences are recorded when the fee is collected.

Income Taxes

The Company is included in the federal and state income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is recorded to additional paid-in capital. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on the "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

Fair Value Measurements

Market price is affected by a number of factors, including the type of instrument and the characteristics specific to the instrument.

Instruments with readily available quoted prices or for which fair value can be measured for actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The implementation of the fair value accounting principles had no impact on the financial statements as the Company does not have investments.

Subsequent Events

The Company has evaluated subsequent events through August 23, 2010, the date that the financial statements were authorized to be issued.

Note 2 - Income Taxes

Rampart Securities, Inc. is included in the consolidated tax return of its parent, Rampart Investment Management Company, Inc. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statement for a subsidiary as if it filed a separate return. The difference between taxes calculated using this method and those actually due per the return is classified as additional paid-in capital. However, the Company will be liable for the intangible portion of the state tax which is a minimum of $456.

Tax expense is as follows:

	June 30, 2010	*June 30, 2009*
Federal	$ 3,800	$ 3,000
State	3,074	2,350
Total	**$ 6,874**	**$ 5,350**

Note 3 - Related Party Transactions

Under an expense agreement dated April 30, 2003, administrative expenses including facilities, supplies and shared employee costs of Rampart Securities, Inc. are paid through its parent company, Rampart Investment Management Company, Inc. Rampart Securities, Inc. agrees to reimburse its parent company for its share of these expenses at the rate of 10% of the applicable costs. If Rampart Securities, Inc.'s income is insufficient to meet the required payments, the expenses will be accrued and repaid once funds are available. In addition, Rampart Investment Management Company, Inc. occasionally pays expenses of Rampart Securities, Inc. for which reimbursement is expected. Reimbursable expenses totaled $108,285 and $106,835 for the years ended June 30, 2010 and 2009, respectively. At June 30, 2010 and 2009, the expense reimbursement amounts owed to the Parent were $41,802 and $11,573, respectively.

The Parent is available to contribute additional paid-in capital to fund on-going operations as needed. No funds were needed in 2010 or 2009. No dividends were paid to the parent company during 2010. During 2009, dividends of $200,000 were paid to the parent company.

Note 4 - Concentrations of Credit Risks

The Company maintains their cash account at one financial institution. The balance at year end and at times may exceed the federally insured limit. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk. At June 30, 2010 and 2009, the Company did not have amounts in excess of the insured limits.

For the years ended June 30, 2010 and 2009, revenue is received from two referral sources.

Note 5 - Securities and Exchange Commission, Rule 15c3-3 Exemption

Rampart Securities, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer funds or safekeep customer securities. The conditions of this exemption were complied with for the years ended June 30, 2010 and 2009.

Note 6 - Net Minimum Capital Requirement

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Rampart Securities, Inc. is required to maintain a net minimum capital balance. The net minimum capital balance must exceed the greater of 6 2/3% of aggregate indebtedness (total liabilities) or $5,000. At June 30, 2010 and 2009, net capital as defined by SEC Rule 15c3-1 was $82,400 and $43,929, respectively.

The Company's aggregated indebtedness to net capital ratio was .71 to 1.

Supplementary Information


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Shareholder
of Rampart Securities, Inc.
Boston, Massachusetts

We have audited the accompanying financial statements of Rampart Securities, Inc. as of and for the year ended June 30, 2010 and have issued our report thereon dated August 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of excess net capital and the reconciliation of net capital with the Company's computation are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

August 23, 2010
Cambridge, Massachusetts

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Excess Net Capital

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Rampart Securities, Inc. had the following Excess Net Capital at June 30, 2010.

			June 30, 2010
Total assets		$	**174,261**
Less: nonallowable fees receivable and prepaid expenses			33,259
Allowable assets			**141,002**
Less: total liabilities			58,602
Net worth qualified for net capital			**82,400**
Plus: subordinated indebtedness			-
Adjusted net worth			**82,400**
Net capital before haircuts			**82,400**
Less: haircuts			-
Net capital		$	**82,400**
Net capital requirements:			
6 2/3% of aggregate indebtedness	**3,907**		
Minimum requirement	**5,000**		
Greater of the above			5,000
Excess net capital		$	**77,400**
Ratio, aggregate indebtedness to net capital			**.71 to 1**

RAMPART SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

Reconciliation of Preliminary Unaudited Net Capital to Final Audited Net Capital

Pursuant to the rules of the Securities and Exchange Commission, the following schedule reconciles the preliminary unaudited and final audited computations of net capital pursuant to Rule 15c3-1 at June 30, 2010.

		June 30, 2010
Ownership equity - original (unaudited)	**$**	**115,659**
Auditor's adjusting journal entries		
Audit adjustment to adjust income tax accrual		-
Ownership equity - audited		**115,659**
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition-original (unaudited)		33,259
Total nonallowable assets from Statement of Financial Condition-audited		**33,259**
	$	**82,400**



Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge , MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

Auditors' Report on Compliance and Internal Accounting Control Required by SEC Rule 17a-5 Pursuant to Rule 15c3-3 Exemption

To the Board of Directors and Shareholder
of Rampart Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Rampart Securities, Inc. (the "Company") as of and for the year ended June 30, 2010 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the board of directors, shareholder, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Cambridge, Massachusetts
August 23, 2010


MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

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